KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

Our Ref: KLK/SE

BY COURIER

02028793

SUPPL

02 MAY -2 AM 8:18

April 29,2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
April 17, 2002	Employees Provident Fund Board (2 sets)
April 17, 2002	Permodalan Nasional Berhad (3 sets)
April 17, 2002	Yayasan Pelaburan Bumiputra (3 sets)
April 18, 2002	Listed Companies Crop March 2002
April 23, 2002	Employees Provident Fund Board
April 23, 2002	Permodalan Nasional Berhad
April 23, 2002	Yayasan Pelaburan Bumiputra
April 24, 2002	Permodalan Nasional Berhad
April 24, 2002	Yayasan Pelaburan Bumiputra
April 26, 2002	Employees Provident Fund Board
April 26, 2002	Permodalan Nasional Berhad (2 sets)
April 26, 2002	Yayasan Pelaburan Bumiputra (2 sets)
April 27, 2002	Employees Provident Fund Board

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

dlw 5/6

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street
Central, Hong Kong
Attention: Ms. Tintin Subagyo

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2002 03:42:55 PM
Reference No KL-020417-9E5FF

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

Particulars of substantial shareholder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary Shares of RM1.00 each
*	Name & address of registered holder	:

as above

Details of changes

	Type of transaction		Date of change		No of shares	Price transacted (RM)
*	**Disposed**	*	04-04-2002	*	1,250,000	
	Disposed		05-04-2002		1,120,000	

*	Circumstances by reason of which change has occurred	: Sales of equity
*	Nature of interest	: Direct
	Direct (units)	: 41,559,500
	Direct (%)	: 5.85
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**41,559,500**
* Date of notice	:	**05-04-2002**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2002 03:43:02 PM
Reference No KL-020417-9E600

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

Particulars of substantial shareholder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary Shares of RM1.00 each
*	Name & address of registered holder	:

as above

Details of changes

	Type of transaction		Date of change		No of shares	Price transacted (RM)
*	**Disposed**	*	08-04-2002	*	550,000	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: 41,009,500
	Direct (%)	: 5.78
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	41,009,500
* Date of notice	:	09-04-2002
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2002 03:43:26 PM
Reference No KL-020417-A3DDB

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Permodalan Nasional Berhad
* Address	:	Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	38218-X
* Nationality/country of incorporation	:	Bumiputera-owned Co./Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 11-04-2002	* 6,499,000	

* Circumstances by reason of which change has occurred	:	Purchase of shares
* Nature of interest	:	Direct
Direct (units)	:	124,788,150
Direct (%)	:	17.58
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **124,788,150**

* Date of notice : **11-04-2002** 16

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2002 04:14:06 PM
Reference No KL-020417-C6288

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Permodalan Nasional Berhad
* Address	:	Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	38218-X
* Nationality/country of incorporation	:	Bumiputera-owned Co./Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 11-04-2002	* 430,000	

* Circumstances by reason of which change has occurred	:	Sale of shares
* Nature of interest	:	Direct
Direct (units)	:	124,358,150
Direct (%)	:	17.52
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	124,358,150
* Date of notice	:	11-04-2002
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2002 04:19:20 PM
Reference No KL-020417-C628A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 12-04-2002	* 223,000	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **124,135,150**
Direct (%) : **17.48**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**124,135,150**
* Date of notice	:	12-04-2002
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2002 03:43:34 PM
Reference No KL-020417-A3DDC

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **11-04-2002**	* **6,499,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**124,788,150**
Indirect/deemed interest (%)	:	**17.58**
* **Total no of shares after change**	:	**124,788,150**
* Date of notice	:	11-04-2002
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2002 04:14:25 PM
Reference No KL-020417-C6289

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 11-04-2002	* 430,000	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**124,358,150**
Indirect/deemed interest (%)	:	**17.52**
* **Total no of shares after change**	:	**124,358,150**
* Date of notice	:	**11-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2002 04:19:49 PM
Reference No KL-020417-C628B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **12-04-2002**	* **223,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**124,135,150**
Indirect/deemed interest (%)	:	**17.48**
* **Total no of shares after change**	:	**124,135,150**
* Date of notice	:	12-04-2002
Remarks	:	

/gcs

Form Version 2.0

General Announcement

Initiated by Common User on 18-04-2002 08:48:17 AM
Submitted by KUALA LUMPUR KEPONG on 18-04-2002 08:42:51 AM
Reference No KL-020418-46BD4
(Submitted)

New Announcement

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J C Lim**
*	Designation	:	**Company Secretary**
*	Contact number	:	**605-2417844**
	E-mail address	:	

* Type : **Announcement**

* Subject :

Listed Companies' Crop
March 2002

* **Contents :-**

We submit below the crop figures for the month of **March 2002:-**

	2001		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	162,400	155,372	144,388
Rubber (kg)	2,150,723	1,950,294	1,883,518

	2002								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	147,388	125,697	**142,913**						
Rubber (kg)	2,455,349	2,109,972	**1,329,581**						

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-04-2002 02:35:11 PM
Reference No KL-020423-3F5E8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **29-03-2002**	* **100,000**	
Acquired	**29-03-2002**	**3,174,000**	
Disposed	**10-04-2002**	**205,000**	
Disposed	**11-04-2002**	**650,000**	
Disposed	**12-04-2002**	**350,000**	

* Circumstances by reason of which change has occurred : **Purchase of Shares managed by Portfolio Manager and Sales of equity**
* Nature of interest : **Direct**

Direct (units) : **43,078,500**
Direct (%) : **6.07**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **43,078,500**

* Date of notice : **12-04-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-04-2002 02:35:06 PM
Reference No KL-020423-3E8C0

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **15-04-2002**	* **248,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**123,887,150**
Direct (%)	:	**17.45**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**123,887,150**
* Date of notice	:	**15-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-04-2002 02:35:08 PM
Reference No KL-020423-3E8C1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Yayasan Pelaburan Bumiputra
* Address	:	c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	37113-P
* Nationality/country of incorporation	:	Bumiputera-owned Co./Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 15-04-2002	* 248,000	

* Circumstances by reason of which change has occurred	:	Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.
* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**123,887,150**
Indirect/deemed interest (%)	:	**17.45**
* **Total no of shares after change**	:	**123,887,150**
* Date of notice	:	**15-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 24-04-2002 02:09:32 PM
Reference No KL-020424-19252

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **17-04-2002**	* **41,000**	
Disposed	**17-04-2002**	**30,000,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**93,846,150**
Direct (%)	:	**13.22**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **93,846,150**

* Date of notice : 17-04-2002

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 24-04-2002 02:09:41 PM
Reference No KL-020424-19253

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **17-04-2002**	* **41,000**	
Disposed	**17-04-2002**	**30,000,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**93,846,150**
Indirect/deemed interest (%)	:	**13.22**
* **Total no of shares after change**	:	93,846,150
* Date of notice	:	**17-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-04-2002 03:34:16 PM
Reference No KL-020426-92B71

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 15-04-2002	* 250,000	
Disposed	16-04-2002	400,000	
Disposed	17-04-2002	1,331,000	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **41,097,500**
	Direct (%)	: **5.79**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change** : **41,097,500**

* Date of notice : **17-04-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-04-2002 03:34:06 PM
Reference No KL-020426-91D79

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **18-04-2002**	* **150,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **93,696,150**
Direct (%) : **13.2**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**93,696,150**
* Date of notice	:	**18-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-04-2002 03:34:11 PM
Reference No KL-020426-91D7B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Permodalan Nasional Berhad
* Address	:	Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	38218-X
* Nationality/country of incorporation	:	Bumiputera-owned Co./Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 19-04-2002	* 400,000	

* Circumstances by reason of which change has occurred	:	Sale of shares
* Nature of interest	:	Direct
Direct (units)	:	93,296,150
Direct (%)	:	13.14
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**93,296,150**
* Date of notice	:	**19-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-04-2002 03:34:09 PM
Reference No KL-020426-91D7A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 18-04-2002	* 150,000	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**93,696,150**
Indirect/deemed interest (%)	:	**13.2**
* **Total no of shares after change**	:	**93,696,150**
* Date of notice	:	**18-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-04-2002 03:34:13 PM
Reference No KL-020426-91D7C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **19-04-2002**	* **400,000**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**93,296,150**
Indirect/deemed interest (%)	:	**13.14**
* **Total no of shares after change**	:	93,296,150
* Date of notice	:	19-04-2002
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27-04-2002 12:24:03 PM
Reference No KL-020427-82AB3

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J. C. Lim
* Designation : Company Secretary

Particulars of substantial shareholder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary Shares of RM1.00 each
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 18-04-2002	* 771,000	
Disposed	19-04-2002	1,350,000	

* Circumstances by reason of which change has occurred : Sales of equity
* Nature of interest : Direct
Direct (units) : 38,976,500
Direct (%) : 5.49
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

*	**Total no of shares after change**	: **38,976,500**
*	Date of notice	: **19-04-2002**
	Remarks	:

fsc